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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68968

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Surya Capitale Securities LLC

	OFFICIAL USE ONLY
	_____
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Wall Street, Suite 530B
(No. and Street)

New York   NY   10005
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm   (212) 897-1685
                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & Co. LLP
(Name - if individual, state last, first, middle name)

C-7/227, Sector 7   Rohini, New Delhi-110085   INDIA
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

Surya Capitale Securities LLC

**Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2018**

Surya Capitale Securities LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[x] Statement of Operations.
[x] Statement of Changes in Member's Equity.
[x] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
            under the Securities Exchange Act of 1934.
[x] Computation for Determination of Reserve Requirements for Brokers and Dealers
            Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
            Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
            Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
            Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
            Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[x] Report of Independent Registered Public Accounting Firm Regarding
            Rule 15c3-3 Exemption Report.
[x] Statement of Exemption from Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*







AFFIRMATION

I, Anand J. Patel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Surya Capitale Securities LLC for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

Notary Public

PATRICIA MESSINEO
Notary Public - State of New York
NO. 01ME6140652
Qualified in Nassau County
My Commission Expires Jan 30, 2022



C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Member of
Surya Capitale Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Surya Capitale Securities LLC (the "Company") as of December 31,2018 and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Surya Capitale Securities LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Surya Capitale Securities LLC's management. Our responsibility is to express an opinion on the company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Surya Capitale Securities LLC's financial statements. The supplemental information is the responsibility of the Surya Capitale Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

AJSH & CO LLP * New Delhi * Chartered Accountants



In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Other Matter

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company had a loss from operations for the year 2018 and in the previous years. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

AJSH & Co LLP

AJSH & Co

AJSH & Co LLP New Delhi Chartered Accountants

We have served as the Surya Capitale Securities LLC's Auditor since financial year 2017.

New Delhi, India
February 26, 2019

Surya Capitale Securities LLC

Statement of Financial Condition
December 31, 2018

Assets

Cash	$	16,935
Other assets		3,734
Total assets	$	20,669

Liabilities and Member's Equity

Accrued expenses	$	10,000
Member's equity		10,669
Total liabilities and member's equity	$	20,669

The accompanying notes are an integral part of these financial statements.

Surya Capitale Securities LLC

Statement of Operations
Year Ended December 31, 2018

Revenues		
Advisory fees	$	3,500
Expenses		
Professional fees		17,000
Rent expense		12,000
Communications		3,484
Regulatory fees		3,002
Other expenses		994
Total expenses		36,480
Net loss	$	(32,980)

The accompanying notes are an integral part of these financial statements.

Surya Capitale Securities LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2018

Balance, January 1, 2018	$ (6,351)
Member contributions	50,000
Net loss	(32,980)
Balance, December 31, 2018	$ 10,669

The accompanying notes are an integral part of these financial statements.

Surya Capitale Securities LLC

Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities

Net loss	$ (32,980)
Adjustments to reconcile net loss to net cash used by operating activities	
(Increase) in operating assets	
Other assets	(859)
(Decrease) in operating liabilities	
Accrued expenses	(23,150)
Net cash used by operating activities	(56,989)

Cash flows from financing activities

Member contributions	50,000
Net decrease in cash	(6,989)

Cash

Beginning of year	23,924
End of year	$ 16,935

The accompanying notes are an integral part of these financial statements.

Surya Capitale Securities LLC

Note to Financial Statements
Year Ended December 31, 2018

1. **Nature of Operations**

   Surya Capitale Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in investment banking activities such as private placements and also provides merger and acquisition advisory services.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation – Use of Estimates

   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Cash

   All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

   Revenue Recognition

   Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers*. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

   Revenue and expenses related to private placement activities are recognized on the offering date or when it can be determined that the fees have been irrevocably earned. Merger and acquisition advisory service revenue is generally earned and recognized upon successful completion of the engagement or prorated over the term of the contract depending on the terms of the arrangement.

2.   **Summary of Significant Accounting Policies (continued)**

Income Taxes

No provision for income taxes has been recorded because the Company is a single member limited liability company and is thus treated as a disregarded entity. Accordingly, the individual members of its parent report their share of the Company's income or loss on their personal income tax returns. The Company's parent is subject to the New York City unincorporated business tax.

As of December 31, 2018, management has determined that the company had no uncertain tax positions that would require financial statement recognition.

3.   **Transactions with Related Parties**

The Company has a lease with an affiliate to occupy office space at $1,000 a month. The lease expires on December 31, 2022. Rent expense for the year ended December 31, 2018 was $12,000.

4.   **Regulatory Requirements**

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Having been deficient of the required net capital for the majority of the year, at December 31, 2018, the Company had net capital of $6,935 which was in excess of the required net capital by $1,935.

The Company does not handle cash or securities of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

5.   **Commitments**

The Company has a lease agreement for its New York office space that expires in December 2022. At December 31, 2018, the annual minimum payments under this agreement are $12,000 each year through 2022.

Surya Capitale Securities LLC

Note to Financial Statements
Year Ended December 31, 2018

6. **New Accounting Pronouncements**

Effective January 1, 2019, any operating leases will be subject to ASU 2016-02 which calls for the right to use leased assets and the present value of future lease payments to be reflected on the Company's Statement of Financial Condition. While this will increase each of the total assets and liabilities by approximately $43,000, the Company does not expect that this change in generally accepted accounting principles will have any material effect on its overall financial condition, its operations or its regulatory compliance.

7. **Going Concern**

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had a loss from operations during 2018. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management has pledged additional support to the Company to enable it to continue as a going concern.

8. **Subsequent Events**

The Company's net capital fell below its minimum requirement in 2019.

Surya Capitale Securities LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Act
December 31, 2018

Member's equity	$	10,669
Nonallowable assets		
Other assets		3,734
Total deductions		3,734
Net capital		6,935
Minimum capital requirement (the greater of $5,000 or 6-2/3% of aggregate indebtedness)		5,000
Net capital	$	1,935
Aggregate indebtedness	$	10,000
Ratio of aggregate indebtedness to net capital		5.08:1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's revised Form X-17A-5, Part IIA filing as of December 31, 2018.

Surya Capitale Securities LLC
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Act
For the Year Ended December 31, 2018

As the Company does not handle customer cash or securities, it does not have any Reserve or Possession and Control requirements with respect to SEC Rule 15c3-3.





AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co. " converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
Surya Capitale Securities LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption from Rule 15c3-3 pursuant to SEC Rule 17a-5, in which (1) Surya Capitale Securities LLC (the "Company") stated the Company has filed an exemption report because it had no obligations under SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2018. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Rule 15c3-3 under the Securities Exchange Act of 1934.

AJSH & Co LLP

AJSH & Co LLP New Delhi Chartered Accountants

New Delhi, India
February 26, 2019

Surya Capitale Securities LLC
Statement of Exemption from Rule 15c3-3
December 31, 2018

Surya Capitale Securities LLC has no obligations under Rule 15c3-3 since it does not handle cash or securities on behalf of customers. That has been so throughout the fiscal year ending December 31, 2018 without exception. Therefore, the Company is permitted to file this Exemption Report.



Executed by the Person who made the oath
or affirmation under SEC Rule 17a-5(e)(2)